Subsidiaries of Salona Global Medical Device Corporation

Name of Subsidiary	Jurisdiction of Organization
Inspira Financial Company	Washington
Inspira SAAS Billing Inc.	California
Brattle Finco B.C. Ltd	British Columbia
1077863 B.C. Ltd.	British Columbia
Brattle Acquisition I Corp.	South Dakota